SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNOUNCEMENT OF CORPORATE DEMANDS

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Companhia” ou “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) in compliance with Annex I of CVM Resolution 80 of March 29, 2022, communicates to its shareholders and the market in general, the following corporate demand:

Name of parties involved in the process:	Author: ABRADIN - Brazilian Association of Investors (“ABRADIN” or “Author”) Defendant: Centrais Elétricas Brasileiras S.A. (“Eletrobras” or “Company”)
Process no.	0152617-68.2022.8.19.0001
Values, goods or rights involved:	The value of the case was set at R$ 1,000.00 (one thousand reais).
Demand date:	June 09, 2022 (date of distribuition) June 09, 2022 (date on which the company became aware)

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Main Facts:

This is a public civil action with a request for urgent relief against the Company filed by ABRADIN. In summary, the Plaintiff claims that:

• Eletrobras' investors allegedly were being harmed by the privatization and corporate restructuring carried out by the Company;

• as the objective would be to comply with the schedule, the Company's management would be conducting the privatization in a manner contrary to the interests of the Company, its minority shareholders and to the detriment of the economic order;

• in light of the particularities related to the legislation applicable to the companies Itaipu Binacional (“Itaipu”) and Eletrobras Termonuclear S.A. – Eletronuclear (“Eletronuclear”), which shall remain, by virtue of a constitutional mandate and in accordance with the Itaipu Treaty, under the direct or indirect control of the Federal Government, such companies were object of corporate restructuring, pursuant to Law No. 14,182/ 21, art. 3, item I, as a condition for the privatization of the Company;

• on account of this, allegedly, the two companies were being transferred to the Federal Government without the payment of the effective and adequate consideration to the Company;

• therefore, the corporate restructuring process and the privatization would be fraught with illegalities, causing damage to the Company, its minority shareholders and the economic order. Such irregularities would consist of:

(a) “minimal amount” paid for the transfer of the Company's interest in Itaipu to Empresa Brasileira de Participações em Energia Nuclear e Binacional S.A. (“ENBPar”), for R$ 1,212,148,151.65. Such value, supposedly, would not correspond to the fair value of Itaipu, given its power generation capacity. Thus, Itaipu would be undervalued;

(b) independent and impartial studies were not contracted to calculate the valuation of Itaipu and, in addition, the methodology used would be wrong, as the Discounted Cash Flow valuation method is usually adopted and recommended by accounting doctrine. Thus, the methodology for the valuation of Itaipu should be revised, since the mere update of the capital initially invested by Eletrobras is an improper method for calculating the valuation;

(c) transactions between related parties, inherent to privatization, would not be commutative and would not be provided with the payment of adequate consideration, in violation of Law No. Related Parties of the Company;

(d) the studies carried out by BDNES to calculate the valuation used wrong assumptions and contained accounting errors, which would have resulted in the Company's undervaluation, impacting the minimum price for the public offering of its shares;

(e) the corporate restructuring does not meet the social interest of the Company and its shareholders. The Plaintiff claims that, because Law No. 14,182/21 did not specify the way in which the aforementioned corporate restructuring would be implemented, the management could have opted for the partial spin-off, in order to segregate the assets of Eletronuclear and Itaipu, in such a way so that the Company's shareholders would receive ENBPAR shares in proportion to those they owned;

(f) the privatization of the Company would be carried out "hasty", disregarding the impacts that the revision of the Itaipu Treaty and the debt settlement (which will take place in 2023) will have on the Company's billing and energy generation, in addition to evidencing the lack of care and diligence of the managers as to the interests of the Company;

(g) breach, by the administrators, of the duty of care (art. 153), duty of loyalty (art. 155), non-compliance with art. 229 (use of the spin-off modality for corporate restructuring), and the alleged favoring of the controlling shareholder and of ENBPar, to the detriment of the Company, due to lack of commutativity in transactions between related parties (article 245), contrary to the provisions of the Law das S.A.;

(h) violation of art. 30 of Decree No. 2,594, of 05.15.1998, which regulates Law No. 9,491, of 09.09.1997, and deals with the pricing of assets within the scope of the National Privatization Program (“PND”). Said article determines that the economic value of the company included in the PND, for purposes of privatization, must be calculated from the projection of its operating cash flow;

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Request or provision claimed:

In summary, the Plaintiff made the following requests:

• in the context of urgent relief, that all measures intended to implement the corporate reorganization process and privatization of Eletrobras be determined to be suspended;

• on the merits, that the public civil action be upheld, in order to confirm the urgent relief, and determine that the Company and its managers carry out the contracting of technical studies to be carried out by a specialized and independent company for the purpose of evaluating Itaipu and Eletronuclear, in order to reflect the “real market value of these assets”, as a condition for the continuation of the corporate reorganization and privatization process of the Company;

• summons from the Company to file a defense, if desired;

• and the subpoena of the Public Ministry, pursuant to art. 5, §1 of Law 7,347/85.

Court Decisions	The request for urgent relief was dismissed on June 14, 2022.

Rio de Janeiro, June 20, 2022.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.